UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42586

PINNACLE FOOD GROUP LIMITED

(Translation of registrant’s name into English)

600 837 West Hastings Street

Vancouver BC V6C 2X1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 5, 2026, Pinnacle Food Group Limited (the “Company”) announced that, effective June 1, 2026, Wencai Pan ceased serving as Chief Financial Officer of the Company in connection with the Company’s termination of Mr. Pan’s employment pursuant to section 4.2 of his employment agreement.

Mr. Pan’s departure was not the result of any disagreement with the Company regarding the Company’s accounting, financial reporting, internal controls, disclosure controls, operations, policies, or practices.

Effective June 1, 2026, the Board of Directors of the Company appointed Dr. Yunhao Chen as Chief Financial Officer of the Company.

Dr. Chen, 49, served as an independent director of the Company since April 23, 2025. In connection with her appointment, Dr. Chen will cease to be considered an independent director.

Dr. Chen served as Chief Financial Officer at Massimo Group from May 2023 through January 2026 and a director from April 2024 through January 2026, where she led that company through its initial public offering process in 2024, and directed and managed the company’s financial reporting, investor relations, and capital market functions. From May 2017 to July 2023, Dr. Chen served as the Chief Financial Officer at Dogness International Corporation, where she led that company through its initial public offering process in 2017, directed and managed the company’s financial reporting, investor relations, and capital market functions and served as the Chief Executive Officer of its U.S. subsidiary from 2018 to 2023. Dr. Chen has extensive knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. As part of her professional experience, she served as an invited speaker at an SEC forum advocating for small public companies in 2025, successfully executed multiple public offerings for publicly traded companies, conducted analyses and research regarding a large amount of formal filings of SEC registrants, and served on the boards of several public companies. She has a Ph.D. in Accounting and an MBA in Finance and MIS from the University of Minnesota, and a Bachelor of Economics degree from University of International Business and Economics. From 2007 to 2014, she served as a faculty member at the University of Miami and Florida International University. Dr. Chen currently resides in the U.S..

There are no family relationships between Dr. Chen and any director or executive officer of the Company. There are no transactions between Dr. Chen and the Company that would be required to be disclosed under Item 7.B of Form 20-F. The Company has entered into an agreement with Dr. Chen, furnished herewith as Exhibit 99.1.

The Company issued a press release announcing the appointment of Dr. Chen as Chief Financial Officer. A copy of the press release is furnished as Exhibit 99.2 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement with Dr. Yunhao Chen dated June 1, 2026
99.2	Press Release dated June 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2026	PINNACLE FOOD GROUP LIMITED

	By:	/s/ Jiulong You
Jiulong You
Chief Executive Officer

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